Exhibit 99.1

news release
Encana advances NGLs extraction plans with agreement to capture
12,000 barrels per day from Alberta Deep Basin production
Capturing liquids value from existing natural gas production at Resthaven plant
Calgary, Alberta (October 14, 2011) — Encana Corporation (TSX, NYSE: ECA) has reached an agreement that will see Pembina Pipeline Corporation invest about C$230 million to expand the processing and liquids extraction capacity of the Resthaven natural gas processing plant in west central Alberta. This plant capacity increase, the first of a two-phase expansion, is scheduled to come on stream in late 2013. With this initial expansion, Encana expects to boost its extraction of natural gas liquids (NGLs) at Resthaven from about 1,000 barrels per day to about 8,000 barrels per day. The second expansion is expected to provide Encana with another 4,000 barrels per day of extracted NGLs from its growing liquids-rich natural gas production in the region.
“This is the third step in our well-developed plans to capture additional value from our liquids-rich natural gas production in Alberta’s Deep Basin. Over the next number of years, we expect our NGLs extraction to triple from about 10,000 barrels per day to about 30,000 barrels per day following investment by industry-leading third-party midstream companies at three Alberta Deep Basin plants: Resthaven — about 12,000 barrels per day, Musreau — about 5,000 barrels per day and Gordondale — more than 3,000 barrels per day, representing incremental growth of about 20,000 barrels per day of NGLs. The addition of deep cut facilities adds significant value to our natural gas production due to the price uplift that is generated when we extract and sell higher-value ethane, propane, butane and condensate,” said Renee Zemljak, Encana’s Executive Vice-President, Marketing, Midstream & Fundamentals.
The first step in Encana’s NGL extraction initiative is set to start up in December when Encana expects to add about 5,000 barrels per day of NGLs production from expanded facilities that Pembina has installed at its Musreau natural gas processing plant, located about 30 kilometres northwest of the Resthaven plant. The second step was taken in late 2010 when Encana agreed to a long-term processing arrangement with a midstream company to construct a new 120 million cubic feet per day natural gas processing plant in the Gordondale area, about 100 kilometres northwest of Grande Prairie, Alberta. Encana expects to extract an additional 3,000 barrels per day to 4,000 barrels per day of NGLs from the Gordondale plant, which is expected to be in service in late 2012. Step three is the Resthaven expansion, where Encana has agreed to a long-term processing arrangement with Pembina. Encana has also secured capacity on a 44-kilometre pipeline that Pembina plans to build to transport NGLs extracted at Resthaven to connect with its Peace Pipeline system for delivery to Edmonton.
Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Encana Corporation

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: expected future capacity and on stream date of the expanded Resthaven natural gas processing plant; expected increase in NGLs extraction due to the Resthaven plant proposed expansion; expected tripling of Encana’s NGLs extraction over the next few years, including the expected natural gas price uplift resulting from the same; and expected in service dates of expanded facilities at Musreau and Gordondale plants. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the proposed plants’ expansions may not be completed and within the expected dates; the risk that the potential benefits of the proposed plants’ expansions will not be realized; the risk that the company is unable to meet the targets in its 2011 guidance; the risk that the company may not conclude potential joint venture arrangements with others; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; risk that target supply cost for 2011 and in the next few years will not be met; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose
Manager, Investor Relations
(403) 645-6977
Encana Corporation

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